Exhibit 99.1

Karooooo to Report Fourth Quarter and Full Year 2026 Results on May 13, 2026

SINGAPORE (May 05, 2026) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “the Company”), which owns 100% of Cartrack and 81% of Karooooo Logistics, announced that the Company will release its Fourth Quarter and Full Year 2026 Financial Results on Wednesday, May 13, 2026 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Thursday, May 14, 2026 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors are invited to join the Zoom webinar at: https://us02web.zoom.us/j/85491513081

Webinar ID: 854 9151 3081

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its operational intelligence cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety including video and AI video, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2,700,000 active subscribers in more than 20 countries.

For more information, visit www.karooooo.com.

Investor Relations Contact:	IR@karooooo.com
Media Contact:	media@karooooo.com